Eaton & Van Winkle llp

3 Park Avenue
New York, New York 10016

Vincent J. McGill
Partner
Telephone:  (212) 779-9910
Direct:  (212) 561-3604
Fax:  (212) 779-9928
E-mail: vmcgill@evw.com

June 11, 2013

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re.	Air Industries Group, Inc. Revised Preliminary Schedule 14A File No. 000-29245

Ladies and Gentlemen:

On behalf of Air Industries Group, Inc. (the “Company”), I am submitting a revised preliminary Schedule 14A in connection with the Company’s Annual Meeting of Stockholders scheduled for July 29, 2013.

We have revised the preliminary proxy statement in response to telephone comments received from Tanya Aldavet on June 10, 2013 as follows:

1.
Revise the description of the reincorporation proposal on the proxy card to clearly indicate that the subject of the proposal is the “Approval of the Agreement and Plan of Merger Between the Company and its Newly-Formed Wholly-Owned Nevada Subsidiary as a Result of which the Company will Become a Nevada Corporation Named Air Industries Group.”

In response to this comment we have changed the language of Proposal Four on the proxy card and in various places throughout the proxy.

2.	Include the “Say and Pay” Proposals. In response to this comment we have added the following proposals:
Proposal Five —Adoption, on an Advisory Basis, of a Resolution Approving the Compensation of the Company’s Named Executive Officers.
Proposal Six —Adoption, on an Advisory Basis, of a Proposal on the Frequency of Future Non-Binding Stockholder Votes on the Compensation of the Company’s Named Executive Officers.

In addition to including the proposals, we have added the disclosure required by the proxy rules with respect to these proposals and the procedural aspects of the impact of shareholder votes and non-votes with respect to these proposals.

Please direct your comments, if any, or questions concerning this filing to the undersigned (212) 561-3604, or in my absence, Mark Orenstein (212) 561-3638, or fax them to (212) 779-9928. 9930 or 9931.

Very truly yours, /s/ Vincent J. McGill